Exhibit 99.1

FLAMEL TECHNOLOGIES

CONTACT:	Biovail Corporation
Ken Howling
Vice President Finance
(905) 286-3000

Flamel Technologies
Steve Willard
Chief Financial Officer
(202) 862-3993

     FOR IMMEDIATE RELEASE:

BIOVAIL ACQUIRES RIGHTS TO CONTROLLED RELEASE ACYCLOVIR (GENVIR)
FROM FLAMEL TECHNOLOGIES

* Phase III clinical trials set to begin in the U.S. in the second half of 2003 *

     TORONTO, Canada, and LYON, France, April 9, 2003 — Biovail Corporation (NYSE, TSX: BVF) and Flamel Technologies S.A. (NASDAQ: FLML) announced today that they have entered into an agreement whereby Flamel has licensed to Biovail the exclusive North American rights to Flamel’s oral solid controlled release formulation of acyclovir for the treatment of episodic and recurrent genital herpes infections. Biovail intends to manufacture this novel form of the well-known and highly prescribed herpes treatment utilizing Flamel’s proprietary controlled release “Micropump Technology”.

     Through this multi-million dollar agreement, Biovail acquires the exclusive North American rights to develop, register, promote, market and manufacture the oral solid controlled release form of acyclovir. The agreement includes an upfront payment as well as documented milestone payments and a royalty on sales of the product when commercialized. Under the agreement, Biovail is responsible for all development, clinical and regulatory costs associated with the filing and approval of the product in the U.S. and Canada. Biovail is also responsible for all expenses associated with the marketing, sales, advertising and promotion of the product in the North American market.

     Biovail anticipates the start of Phase III clinical trials in the second half of 2003. Plans include two Phase III trials in two separate genital herpes indications. The first pivotal trial will focus on the use of this controlled release version of acyclovir in the treatment of recurrent episodes of genital herpes infections while the second study will focus on the suppression of genital herpes infections.

     “The market for genital herpes medication in North America is large and growing,” commented Eugene Melnyk, Chairman and Chief Executive Officer of Biovail Corporation. “Oral acyclovir has been a trusted, safe and effective therapy for the treatment of herpes infections since its introduction as Zovirax in 1985. Currently marketed acyclovir products have arduous daily multi-dosing requirements for the treatment of recurrent episodes of genital herpes. Flamel’s oral controlled release formulation presents an opportunity to offer a more convenient twice daily (BID) dosing for acute therapy, as well as offering the first acyclovir once daily dosing for suppressive therapy. The acquisition of this product allows us to expand our anti-viral franchise by offering this novel formulation of acyclovir to complement the topical Zovirax herpes treatments we already have on the market.”

     Gerard Soula, president and chief executive officer of Flamel said: “We are very excited to extend development of Genvir™, our controlled release formulation of acyclovir using our Micropump® technology, to North America. We believe Biovail is an excellent partner for this product, in light of their existing presence in the market for herpes products and their substantial sales force. This agreement is another example of the progress we are achieving in bringing our Micropump technology to market.”

     Market size

     The North American market for oral antiviral herpes treatment achieved sales of $723 million in 2002, representing an annual growth rate of 14.6% over the previous year. Over the same period, 11 million prescriptions were written for this class of products, with oral acyclovir accounting for 4.4 million or 40% of the total prescriptions.

     About Genital Herpes

     Genital herpes is a sexually transmitted disease (STD) caused by the herpes simplex viruses type 1 (HSV-1) and type 2 (HSV-2). HSV type 2 is the more common cause of genital herpes and it can produce sores or lesions in and around the genital area and on the buttocks and thighs. HSV remains dormant in the dorsal root ganglion nerve tissue, making genital herpes a recurrent, life-long chronic viral infection. Episodes of genital herpes lesions can recur a number of times per year in a patient, as the virus becomes reactivated under certain conditions. It is estimated that approximately 50 million Americans, or 20% of the total adolescent and adult population, is infected with the HSV-2 virus. In the United States, an estimated 1 million new cases of genital herpes occur each year.

     Biovail Corporation is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, sale and promotion of pharmaceutical products utilizing advanced drug delivery technologies.

     Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Micropump® technology is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® nano-particulate technology is designed to deliver therapeutic proteins. Flamel’s expertise in polymer science has also been instrumental in the development of a photochromic eyeglass lens product now marketed by Corning Inc.

     For further information at Biovail, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com. For further information at Flamel, please contact Steve Willard at 202-862-3993 or send inquiries to Willard@flamel.com.

     “Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in each company’s filings with the Securities and Exchange Commission.